SembCorp Industries

02 AUG -6

02049095

Rule 12g3-2(b) File No. 825109

18 July 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

dlw 8/6

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 31 OF 18.07.2002
Announcement No. 35

SEMBCORP INDUSTRIES LTD

SembCorp Industries' Engineering and Construction Subsidiary Secures $160 million Sludge Digester Facility Contract for Changi Water Reclamation Plant Project

SembCorp Engineers and Constructors (SembE&C) has received a $160 million contract from Public Utilities Board (PUB) to build a sludge digester facility for its Changi Water Reclamation Plant Project.

SembE&C will design, construct and commission the sludge digester facility, which forms part of the water reclamation plant project. At this digester facility, sewage sludge is treated and reduced to facilitate further waste treatment processes in the water reclamation plant. This is the second contract that SembE&C has secured from PUB for its Changi Water Reclamation Plant Project. The company was awarded a contract to build a sludge drying system for the same project in March this year.

Construction work has commenced and the plant is expected to be completed by end 2007.

- End -

For media enquiries, please contact:

Beverley Wong (Ms)
Group Corporate Relations
SembCorp Industries
DID: (65) 6357 9153
Fax: (65) 6352 2163
Email: beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 18/07/2002 to the SGX